NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 14, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 4, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On February 16, 2011, Reinsurance Group of America, Incorporated (RGA) issued a notice of redemption of its warrants to holders of its Trust Preferred Income Equity Redeemable Securities (PIERS Units) and any separately held warrants. In connection with the redemption, RGA also issued a notice of remarketing to holders of PIERS Units and any separately held preferred securities. The warrants will be redeemed at their redemption amount of $14.56 per warrant in cash on March 4, 2011, unless the holder of a warrant gives written notice of exercise of the warrant to The Bank of New York Mellon Trust Company, N.A. prior to 5:00 p.m. (New York City time) on March 3, 2011. Redemption of the warrants by RGA triggers the remarketing of preferred securities. The remarketing of the preferred securities will occur on March 1, 2011. Following the remarketing, the preferred securities will have the annual distribution rate determined in the remarketing and will become due on June 5, 2011. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 25, 2011.